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                                                            Filed by Enron Corp.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                       under the Securities Exchange Act of 1934

                                                    Subject Company: Enron Corp.
                                               Commission File Number: 001-13159


In connection with the proposed transactions, Dynegy and Enron will file a joint proxy statement/prospectus with the Securities and Exchange Commission. Investors and security holders are urged to carefully read the joint proxy statement/prospectus regarding the proposed transactions when it becomes available, because it will contain important information. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) and other documents containing information about Dynegy and Enron, without charge, at the SEC's web site at www.sec.gov. Copies of the joint proxy statement/prospectus and the SEC filings that will be incorporated by reference in the joint proxy statement/prospectus may also be obtained for free by directing a request to either: Investor Relations, Dynegy Inc., 1000 Louisiana, Suite 5800, Houston, TX 77002, Phone: (713) 507-6466, Fax: (713) 767-6652; or
Investor Relations, Enron Corp., Enron Building, 1400 Smith Street, Houston, TX 77002, Phone: (713) 853-3956, Fax: (713) 646-3302.

In addition, the identity of the persons who, under SEC rules, may be considered "participants in the solicitation" of Dynegy and Enron shareholders in connection with the proposed transactions, and any description of their direct or indirect interests, by security holdings or otherwise, are available in an SEC filing under Schedule 14A made by each of Dynegy and Enron.

This filing includes an email sent to Enron employees in Europe.


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From:     Enron Europe General Announcement/ECT@ECT On Behalf Of
          Enron Europe Office of the Chairman
Sent:     15 November 2001 11:06
To:       ECT Europe@ENRON; ECT Asia Pacific@ENRON
Subject:  Update on Enron Europe


Initial reactions to our merger with Dynegy have been very positive and we are already seeing increased confidence in our business. Since the announcement was made, Enron's stock has risen 16% and Dynegy's is up 19%. Based on yesterday's close of play prices, Enron and Dynegy had a combined market cap of $22.5bn.

Dynegy has stressed that Enron's core energy business in North America and Europe is very sound and that in Europe, Enron's energy operations are three to four years ahead of Dynegy's European operations. In a Dow Jones quote the company said: "Europe is the next growth engine with $400 billion in electricity and natural gas sales. It's a huge market. There's no reason that Dynegy and Enron together can't obtain 10% of this across Europe."

On a conference call yesterday Greg Whalley provided a business update for analysts which sets out the focus of our business going forward and we wanted to follow up with you on how this will impact Europe. The business was divided into three groups:

Core Businesses are our consistent franchise businesses which remain strong and consistent sources of significant earnings and cash flows for the company. These businesses include:

o    Gas & Power business in North America and Europe
o    Coal businesses
o    Retail businesses in North America and Europe
o    Natural Gas Pipeline businesses

In Europe our Teesside businesses remain core. Generation assets currently under development in Europe will continue, including renewable projects. Our gas & power business in Australia will remain core.

Non-Core Businesses do not provide value to Enron's core franchise and as such we plan to exit these businesses in an orderly fashion. We expect that the sale of these non-core businesses will generate billions of dollars of cash that Enron will use to repay debt and redeploy into its core businesses.

In Europe our non-core businesses are our Broadband business and our interests in the Trakya, Nowa Sarzyna and Sarlux generation assets.

Businesses Under Review are those which we believe have strong future prospects, but in the current environment we will look closely at their capital requirements and near-term growth prospects. Over the next few weeks we will be performing an indepth assessment of each business and quickly determining what resources we can devote to them going forward and whether they can be retained as core businesses. If we conclude that we cannot retain these businesses, then again we will be seeking to exit in an orderly manner, ideally through divestment.

Inevitably as part of this process we will also be reviewing all of our businesses to determine where we need to make reductions to our work force and identifying opportunities to rationalise our cost structures. More information will be available as we go through this process, but please address any immediate questions you may have to your business head or to your HR generalist. We will also be happy to talk with any of you, but please bear in mind that we may not be able to provide all the definite answers you may be seeking at this time.

We recognise that there are a lot of distractions at the moment, but our emphasis right now must continue to be on making money, keeping costs down and ensuring that all cash due to us in collected in on time as we move through the pre-merger period. The merger is expected to close by the end of the third quarter 2002, but until then Dynegy and Enron will continue to function independently.

Thanks for your continued support at what has been a challenging time for all of us.

John Sherriff and Michael Brown